United States Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

☒        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

or

☐         Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number 001-11001

Frontier Communications Corporate Services Inc.

Savings and Security Plan for Mid-Atlantic Associates

(Full title of the Plan)

Frontier Communications Corporation

401 Merritt 7

Norwalk, CT  06851

(Name of issuer of the securities held

pursuant to the Plan and the address

of its principal executive offices)

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Financial Statements and Supplemental Schedule

December 31, 2018 and 2017

(With Report of Independent Registered Public Accounting Firm)

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2018	3

Notes to Financial Statements	4 – 11

Supplemental Schedules: *

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2018	12

Signature	13

Consent of Independent Registered Public Accounting Firm	14

*   Schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

of the Frontier Communications Corporate Services Inc.

Savings and Security Plan for Mid-Atlantic Associates

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Frontier Communications Corporate Services Inc. Savings and Security Plan for Mid-Atlantic Associates (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes to the financial statements (collectively, the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

 /s/ Insero & Co. CPAs, LLP

Certified Public Accountants

We have served as the Plan’s auditor since the year ended December 31, 2010.

Insero & Co.  CPAs, LLP

Certified Public Accountants

Rochester, New York

June 18, 2019

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017
ASSETS
Interest in Frontier Communications 401(k) Plans
Master Trust, at fair value	$137,045,390	$150,249,922

Notes receivable from participants	9,632,806	10,073,647

Net assets available for benefits	$146,678,196	$160,323,569

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

2018
Additions to net assets attributed to:
Interest on notes receivable from participants	$369,947

Contributions:
Participants	6,786,056
Employer	3,669,857
Rollovers	4,710
Total contributions	10,460,623

Total additions	10,830,570

Deductions from net assets attributed to:

Investment loss from Plan's interest in Frontier
Communications 401(k) Plans Master Trust	(10,040,229)

Benefits paid to participants	(14,362,042)
Administrative and other expenses	(73,672)
Total deductions	(24,475,943)

Net decrease in net assets available for benefits	(13,645,373)

Net assets available for benefits:
Beginning of year	160,323,569
End of year	$146,678,196

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2018 and 2017

(1)          Description of the Plan

General

The following brief description of the Frontier Communications Corporate Services Inc. Savings and Security Plan for Mid-Atlantic Associates (the “Plan”) provides general and limited information.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions. Copies of the Plan document are available from the Plan sponsor.

(a)    Background

The Plan is a defined contribution plan sponsored and managed by Frontier Communications Corporation (“Frontier” or the “Company” or the “Plan Administrator”).  Under the terms of the Plan, non-salaried employees, including those that were eligible under the Verizon Communications Inc. (“Verizon”) Plan on June 30, 2010, are eligible to participate in the Plan provided that the employee is employed by a participating employer in an eligible class of employees. Generally, salaried employees, leased employees, individuals not on the employer’s payroll, and employees of Frontier or any other Frontier company other than Frontier Communications Corporate Services Inc. are ineligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On July 1, 2010, Frontier acquired the defined assets and liabilities of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin and in portions of California bordering Arizona, Nevada and Oregon, including internet access and long distance services and video provided to designated customers in those territories.

On April 1, 2016, Frontier acquired certain properties from Verizon in California, Texas, and Florida (“the CTF Acquisition”) pursuant to the February 5, 2015 Securities Purchase Agreement, as amended.

Under the terms of the agreements between Verizon and Frontier, Frontier established this benefit plan for former Verizon employees who were transferred to Frontier that provides benefits that are identical in all material respects to the benefits received by them under the Verizon Savings and Security Plan for Mid-Atlantic Associates (“the Verizon Plan”).

On January 25, 2017, members of Communications Workers of America, (“CWA” or “Union”) St. Mary’s local 2001 and Bluefield local 2276 in West Virginia were transferred into the Plan.

(b)    Contributions

Eligible employees may contribute, in 1% increments, up to 25% of their eligible compensation on a before-tax basis, an after-tax basis or a combination of both through payroll deductions, subject to certain maximum contribution restrictions. The maximum contribution allowed for deferral for U.S. federal income tax purposes in 2018 was $18,500.

All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code (“IRC”).  The maximum allowable catch-up contribution for 2018 was $6,000.  No matching contributions are made with respect to a participant’s catch-up contributions.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2018 and 2017

Frontier contributes $0.82 on each dollar contributed by a participant hired prior to August 29, 2014 and $1.00 on each dollar contributed by a participant hired after August 29, 2014 in each case up to 6% of each participant’s eligible compensation. Frontier contributions are allocated to Plan investments following the same method of allocation as that for participant-directed investments.  In addition, Frontier may elect to contribute a Discretionary Contribution of up to 3% of salary for eligible employees.

 (c)   Participant Accounts

Each participant’s account is credited with the participant’s contributions  and an allocation of (a) Frontier’s contribution and (b) investment earnings or losses, and charged with withdrawals and an allocation of administrative expenses. Allocations are based on each participant’s investment election(s). The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

(d)    Vesting

Participants are vested immediately in their individual contributions plus the allocated earnings thereon. Participants become 100% vested in Frontier contributions and the related earnings on Frontier contributions upon disability, death or attainment of normal retirement age while an employee.  For any other termination of employment, Frontier contributions and related earnings fully vest after three years of service.

(e)    Notes Receivable from Participants

Participants in the Plan may request to borrow up to the lesser of 50% of their vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month prior to which the loan is processed and remains fixed at that rate for the term of the loan. However, the interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed plus 1% for the purchase of a primary residence. The maximum loan repayment period is five years, or currently up to fifteen years for the purchase of a primary residence.  Loan repayments are after tax, and are credited to each participant’s account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to the trustee of the Plan, Fidelity Management Trust Company (the “Trustee”).  Any distribution following a participant’s termination of employment is reduced by any loan balance outstanding at the time of such distribution.

(f)     Payment of Benefits

Participants may keep any portion of their account in the Plan beyond the attainment of age 70 ½.  Inactive participants, after age 70 ½, must take the required minimum distribution of their balances on or before April 1st of the calendar year after they retire.

Upon termination of employment or permanent disability, a participant is entitled to receive a lump-sum distribution in cash, or stock for any balance invested in the Frontier Communications Corporation Common Stock Fund, for the vested portion of his/her account. Participants may also elect to receive between 2 and 20 annual installments or monthly installments over a period equal to the life expectancy of the participant.  If the value of the terminating participant's vested account balance does not exceed $3,500, the participant’s balance will be distributed automatically at that time.

In-service withdrawals from a participant’s vested account balance are also permitted under limited circumstances such as attaining age 59  ½ or financial hardship.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2018 and 2017

(g)    Forfeitures

Forfeitures of nonvested Frontier contributions are applied to reduce future contributions of Frontier. Forfeited nonvested Frontier contributions of approximately $100,000 were used to fund Frontier contributions for the year ended December 31, 2018.  As of December 31, 2018, forfeited nonvested Frontier contributions that remained to be used by Frontier totaled approximately $62,000.

(h)    Administrative Expenses

The administrative expenses of the Plan are paid by the Plan or by Frontier.  The majority of Plan administrative expenses paid by participants relate to investment management fees which are deducted from participant account balances.

(i)     Dividends

Dividends attributable to the participant’s interest in the Frontier Communications Corporation Common Stock Fund are reinvested in the Frontier Communications Corporation Common Stock Fund, unless the participant elects, in a manner approved by the Retirement Plan Committee of the Frontier Board of Directors, to receive dividends entirely in cash.  All cash dividends are received by the Trustee, and distributed to participants in cash no later than 90 days after the close of the Plan year. In 2018 Frontier’s Board of Directors suspended the quarterly cash dividend on the Company’s common stock and no dividends were paid in 2018.

(j)     Investment

The Plan’s investments are in a Master Trust, which provides for the investment of assets of the Plan and another Frontier sponsored retirement plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee, who is responsible for the control and disbursement of the funds and portfolios of the Plan. Investment fees are charged against the earnings of the funds and portfolios.

Interest, dividends and net depreciation in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios.

Effective April 30, 2018 the Verizon Stock Fund (the “Stock Fund”) was removed as an investment option in the Plan. Participants that were invested in the Stock Fund had to decide whether to exchange all or a portion of their balance in the fund to another investment option or withdraw their available stock fund balance prior to April 30, 2018. If participants did not make an election to exchange their available Stock Fund these funds were liquidated and the cash proceeds were invested in the Fidelity Freedom Funds based on current age of participant assuming a retirement age of 65.

A participant is restricted from investing more than 15% of a participant’s balance or current contributions in the Frontier Communications Corporation Common Stock Fund.

(k)    Registered Investment Company Fees

Investments in registered investment companies (mutual funds) are subject to sales charges and annual fees for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the investment earnings activity and thus not separately identifiable as an expense of the Plan.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2018 and 2017

(2)        Summary of Significant Accounting Policies

(a)    Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)    Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from these estimates.

(c)    Investments

The Master Trust’s investments are stated at fair value. Shares of registered investment companies and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust. The Plan’s interest in collective trusts are valued at Net Asset Value (“NAV”)  based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.  The NAV is used as a practical expedient to estimate fair value. Common stock is valued at its quoted market price as of the end of the Plan year. In addition, the Plan offers a brokerage option, BrokerageLink, whereby participants invest in publicly traded registered investment companies not offered directly by the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net depreciation in fair value of investments in the Master Trust consists of the net realized gains and losses on the disposal of investments during 2018 and the net unrealized depreciation of the market value for the investments remaining in the Master Trust as of December 31, 2018.

(d)    Payment of Benefits

Benefits to participants are recorded when paid.

(e)    Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balances plus any accrued but unpaid interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

(f)     Revenue Credit Account

The Plan has a revenue credit account which is a suspense account funded with excess revenue generated by the Plan through October 1, 2018. These funds may be used to pay plan expenses or allocated to each participant who has an account balance at the time of allocation. After October 1, 2018, any revenue credits that are generated from specific funds are passed back to the participants holding those funds.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2018 and 2017

(g)    Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (“Topic 960”) Defined Contribution Pension Plans (“Topic 962”) Health and Welfare Benefit Plans (“Topic 965”), Employee Benefit Plan Master Trust Reporting. The amendments in this update clarify presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the plan’s interest in the master trust. The amendments in this update are effective for fiscal years beginning after December 15, 2018.  Early adoption is permitted and requires retrospective presentation for all periods in which financial statements are presented.  The Plan has elected not to adopt for the current plan year, and is reviewing the impact that adoption would have on its financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments in this new guidance remove, modify, and add certain disclosure requirements related to fair value measurements covered in Topic 820. The new standard is effective for fiscal years beginning after December 15, 2019.  Early adoption is permitted with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented.  The Plan has elected not to adopt for the current plan year and is reviewing the impact the adoption would have on its disclosures.

(3)          Investment in Master Trust

The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants.  Realized gains and losses and changes in net unrealized depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.  At December 31, 2018 and 2017, the Plan’s interest in the net assets of the Master Trust was approximately 6% and 5%, respectively.

The following table presents the fair values of investments for the Master Trust as of December 31, 2018 and 2017:

	2018	2017

Frontier Communications
Corporation Common Stock	$1,581,567	$3,525,506
Verizon Communications Inc.
Common Stock	-	261,564,299
AT&T Inc. Common Stock	-	92,161,942
BrokerageLink Common Stock	338,507	351,090
Registered Investment Companies	2,219,250,276	2,218,964,259
Collective Trusts	235,326,125	249,044,085
Money Market Funds	23,950,875	15,663,567
Investments, at fair value	2,480,447,350	2,841,274,748

Receivables	63	527,509

	$2,480,447,413	$2,841,802,257

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2018 and 2017

Investment income (loss)  of the Master Trust for the year ended December 31, 2018 is as follows:

Net depreciation in fair value
of investments	$(338,810,388)
Interest and dividends	163,019,400

$(175,790,988)

Fair value is defined under U.S. GAAP as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value under U.S. GAAP must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The input levels in the hierarchy of fair value measurements are as follows:

Input Level	Description of Input
Level 1	Observable inputs such as quoted prices in active markets for identical assets.
Level 2	Inputs other than quoted prices in active markets that are either directly or indirectly observable.
Level 3	Unobservable inputs in which little or no market data exists.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables represent the Master Trust’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2018 and 2017:

	Master Trust Fair Value Measurements at December 31, 2018
	Total	Level 1	Level 2	Level 3
Frontier Communications Corporation
Common Stock	$1,581,567	$1,581,567	$-	$-
BrokerageLink Common Stock	338,507	338,507	-	-
Registered Investment Companies	2,219,250,276	2,219,250,276	-	-
Collective Trusts (a)	235,326,125	-	-	-
Money Market Funds	23,950,875	23,950,875	-	-
Total investments at fair value	$2,480,447,350	$2,245,121,225	$-	$-

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2018 and 2017

	Master Trust Fair Value Measurements at December 31, 2017
	Total	Level 1	Level 2	Level 3
Frontier Communications Corporation
Common Stock	$3,525,506	$3,525,506	$-	$-
Verizon Communications Inc.
Common Stock	261,564,299	261,564,299	-	-
AT&T Inc. Common Stock	92,161,942	92,161,942	-	-
BrokerageLink Common Stock	351,090	351,090	-	-
Registered Investment Companies	2,218,964,259	2,218,964,259	-	-
Collective Trusts (a)	249,044,085	-	-	-
Money Market Funds	15,663,567	15,663,567	-	-
Total investments at fair value	$2,841,274,748	$2,592,230,663	$-	$-

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Master Trust.

(4)          Party-in Interest Transactions

Certain investments in the Master Trust are in shares of registered investment companies and a collective trust that are managed by an entity related to Fidelity Management Trust Company. Fidelity Management Trust Company acts as the trustee as defined by the Plan and, therefore, transactions involving these assets  qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

The Master Trust held Frontier Communications Corporation Common Stock amounting to $1,581,567 and $3,525,506 as of December 31, 2018 and 2017, respectively.

(5)          Plan Termination

Although it has not expressed any intention to do so, Frontier has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, Collective Bargaining Agreements and the National Labor Relations Act. In the event of plan termination, participants will become 100% vested in their accounts.

(6)          Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated November 17, 2017, indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2018 and 2017

(7)          Risks and Uncertainties

The Plan offers a number of investment options including Frontier’s common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds principally include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Master Trust’s exposure to a concentration of issuer risk is limited by the diversification of investments across all participant-directed fund elections except for the Frontier Communications Corporation Common Stock Fund, which is invested in the security of a single issuer. Additionally, the investments within certain participant-directed fund elections may be further diversified into varied financial instruments.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

EIN #06-0619596 Plan #053

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2018

(a)	(b)	(c) and (d)	(e)

	Identity of Issuer	Description of Investment	Current Value

*	Participant loans	Maturing in 1 to 13 years, with interest
		rates ranging from 3.25% to 5.25%	$9,632,806

*Party-in-interest as defined by ERISA

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Frontier Communications Corporate Services Inc.

Savings and Security Plan for Mid-Atlantic Associates

By:        /s/ Donald Daniels

             Donald Daniels

Senior Vice President and Chief Accounting Officer

(On behalf of Frontier Communications Corporation as Plan Administrator)

June 18,  2019

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-203625) on Form S-8 of Frontier Communications Corporation of our report dated June 18, 2019, relating to our audit of the financial statements and supplemental schedule of the Frontier Communications Corporate Services Inc. Savings and Security Plan for Mid-Atlantic Associates, which appears in this Annual Report on Form 11-K of Frontier Communications Corporate Services Inc. Savings and Security Plan for Mid-Atlantic Associates for the year ended December 31, 2018.

/s/ Insero & Co.  CPAs, LLP

Certified Public Accountants

Rochester, New York

June 18,  2019